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                                                   Filed by Eclipsys Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                             Subject Company: Shared Medical Systems Corporation
                                                   Commission File No. 001-13303



                       [ECLIPSYS CORPORATION LETTERHEAD]

Contact:
Kimberly Kriger or Mark Semer
Kekst and Company
(212) 521-4800

                  ECLIPSYS PROPOSES $2-BILLION MERGER WITH SMS

                --TRANSACTION WOULD VALUE SMS AT $67 PER SHARE,
                         75% PREMIUM OVER CURRENT PRICE

      -- COMBINATION WOULD BE ACCRETIVE TO SHAREHOLDERS OF BOTH COMPANIES

DELRAY BEACH, FL -- MARCH 2, 2000 -- Eclipsys Corporation (NASDAQ: ECLP), the leading provider of end-to-end information solutions that enable healthcare enterprises to balance and improve clinical, financial and satisfaction outcomes, today announced that it has proposed a $2-billion merger with Shared Medical Systems Corporation (NYSE: SMS), another leading provider of health information systems and services.

         The proposed merger would value SMS' common stock at $67 per share, representing a 75% premium over SMS' March 2, 2000 closing price of $38.25, in either a stock-for-stock or stock-and-cash-for-stock transaction. More importantly, the merger would enable shareholders of both companies to benefit from the significantly enhanced growth potential of the combined entity, which would become the world's largest and most comprehensive provider of integrated information solutions for the healthcare industry.

         Eclipsys expects that the business combination would be accretive to shareholders of both companies on an earnings-per-share basis. The combined company would benefit from up to $2 billion worth of annual cross-selling opportunities for the companies' products within the current combined customer bases alone, as well as anticipated cost savings in excess of $100 million achieved through the elimination of operational, service and product redundancies.

AN INFORMATION REVOLUTION

         Eclipsys has been seeking the merger of the two companies because "We are just at the beginning of an information revolution in healthcare," stated Harvey J. Wilson, Eclipsys chairman and CEO. "Just as the industrial revolution fundamentally changed the way that goods and services were created and supplied, the more widespread use of knowledge-based information solutions is beginning to fundamentally change and improve the way in which healthcare is delivered."

         Merging these two leading solutions providers and their products and services will dramatically accelerate that information revolution and escalate the resultant benefits, Wilson said. "This will create an entity and a solution that will give unparalleled support for the delivery of healthcare wherever and however it is provided. Eclipsys' information solutions have already documented impressive results, helping healthcare delivery organizations reengineer processes to improve the quality and lower the cost of healthcare by enhancing the workflow and actionable knowledge available to physicians and other clinicians. In fact, the broader use of information solutions such as our Sunrise Clinical Manager's Knowledge-Based Orders is one of the recommendations in the Institute of Medicine's late November 1999 report on how to reduce avoidable medical errors."

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ECLIPSYS CORPORATION
PROPOSED ECLIPSYS, SMS MERGER
MARCH 2, 2000
PAGE 2 OF 2


         By integrating Eclipsys' solutions with SMS', including SMS' physician practice-management and electronic data interchange (EDI) products, "We will immediately emerge as the top company providing end-to-end solutions that improve processes across the entire spectrum of healthcare delivery, including the supply chain," Wilson said.

         The merged company would also be the leader in the rapidly growing e-health arena. "SMS has a recognized leadership position as an application services provider (ASP), and Eclipsys has a significantly growing presence in the field," he noted. "The merger will enable the combined company to continue to expand its array of Internet-based information-management and integration solutions, including Eclipsys' leading-edge eWebIT(TM) enterprise application integration (EAI) solution. These Web-based solutions are increasingly being sought by healthcare organizations (HCOs) seeking to free up capital dollars, facility space, staff and other resources. And by combining the growing Internet initiatives of the two companies with Eclipsys' HEALTHvision Internet company affiliate, the new company would instantly be a major player in this rapidly developing business segment."

MERGER DISCUSSIONS ATTEMPTED

         For some time, Eclipsys officials have attempted to engage SMS in a discussion of how and why the two companies should merge in order to create greater value for shareholders and customers. "Unfortunately, we have been unable to initiate a serious dialogue that might lead to the substantive negotiations necessary to make this possible," Wilson said. "Given the dramatic benefits we see from such a merger, and the rapidly changing marketplace in which we operate, we believe that it is in both companies' best interest to make our intentions public at this time."

         The Eclipsys chairman/CEO noted that "Eclipsys has a proven track record of delivering strong, consistent financial results for our shareholders. Further, we have demonstrated an ability to expand our company through solid organic growth -- powered by our sales pipeline -- as well as through the successful integration of several strategic acquisitions. Over the last 4 years, we have consistently met or exceeded investor earnings expectations. In 1999, we grew our revenues and earnings per share by 37% and 75% respectively. We believe the new company will be able to generate earnings growth in excess of 40% annually over the next several years.

          "We are confident in our ability to successfully execute this transaction and capitalize upon the many opportunities that the proposed combination of Eclipsys and SMS presents," Wilson concluded.

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ABOUT ECLIPSYS

         Eclipsys Corporation (www.eclipsys.com) delivers end-to-end information solutions that enable healthcare enterprises to achieve balanced and improved clinical, financial and customer-satisfaction outcomes. Solutions include its comprehensive, knowledge-based Sunrise software line; leading-edge integration solutions; application services provider (ASP) information-management solutions; business process reengineering; network design and implementation; and full IT outsourcing. In conjunction with its HEALTHvision affiliate (see www.healthvision.com), Eclipsys provides customized, branded Web-based solutions to local healthcare delivery systems. Eclipsys has more than 1,400 customer organizations throughout the U.S. and in 17 other countries. For more information, contact Investor Relations at investor.relations@eclipsys.com.

Statements in this news release concerning future results, performance or expectations are forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks included risks relating to the integration of the combined businesses and their products, uncertainties regarding future financial results and other risks described in the filings of Eclipsys with the Securities and Exchange Commission. Eclipsys and The Outcomes Company are registered trademarks and Sunrise is a trademark of Eclipsys Solutions Corp. Other product and company names in this news release are trademarks or registered trademarks of their respective companies.



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Investors are urged to read any relevant documents filed by Eclipsys with the
Securities and Exchange Commission because they will contain important information. Investors will be able to obtain these documents, when available, for free from the SEC's web site, www.sec.gov or from Eclipsys, Randy Thomas, 561-243-1441.